
SHIN
CORPORATION

March 27, 2002


02028420

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
               Rule 12g3-2(b) Exemption **File No. 82-3140**

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited
(the "Company"), documents described below are enclosed for your attention.

♦ **Stock Exchange of Thailand Filling, SH 012/2002**
   Subject: Notification of the Resolutions of the Board of Directors Meeting No. 2/2002 in respect to the
              issuance and offering of warrants to directors, employees, and advisors of the Company.
   Date: March 26, 2002

These documents supplement the information previously provided with respect to the Company's request for
exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be
deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act
of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information
shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy
of this letter and returning it to Compliance Department, 414 Shinawatra Tower I, 13/F, Phahon Yotin Road,
Samsen Nai, Phaya Thai, Bangkok 10400, Thailand in the enclosed self-addressed stamped envelope.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.
(662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

PROCESSED
APR 1 9 2002
THOMSON
FINANCIAL

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower ·Phahon Yothin Rd., Samsen Nai Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 0-2299-5000 Fax : (662) 0-2299-5196

SH 012/2002

Subject: Notification of the Resolutions of the Board of Directors' Meeting in respect to the issuance and offering of warrants to directors, employees and, advisors of the Company.

To: President

Stock Exchange of Thailand

The Board of Directors of Shin Corporation Public Company Limited (the "Company") at the meeting No. 2/2002 held on March 26, 2002 at 3.15 p.m. at the Board Room, 20th Floor, 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400, resolved the matters as follows:

1. Certified the Minutes of the Board of Directors' Meeting No.1 /2002 held on February 28, 2002;

2. Approved the issuance and offering of 29,000,000 warrants to directors, employees, and advisors whose are eligible to be allocated and the subrogated securities purchaser. The list of all directors to be allocated warrants and employees and advisors of the Company to be allocated warrants in the amount exceeding 5 percent of warrant to be issued and offered, is as follows:

Name	Number of Allocated Warrants	% of Total Warrants
1. Mr. Boonklee Plangsiri	12,426,200 Units	42.85
2. Dr. Dumrong Kasemset	3,244,500 Units	11.19
3. Mr. Somprasong Boonyachai	3,244,500 Units	11.19
4. Mrs. Siripen Sitasuwan	2,665,600 Units	9.19
5. Mr. Niwat Boonsong	1,980,800 Units	6.83
6. Mr. Arak Chonlatanon	1,520,700 Units	5.24
7. Mr. Sanchai Thiewprasertkul	868,800 Units	3.00
8. Mr. Tanadit Charoenchan	243,800 Units	0.84

3. Acknowledged the date of the issuance and offering the warrants to directors, employees and advisor of the Company determined by the Executive Committee as the resolutions of the shareholders' meeting of the Company. The issuance and offering the warrants shall be made on the day after the Board of Directors passes the resolutions, which is on March 26, 2002. Therefore, date of the issuance and offering the warrants is March 27, 2002 and the exercise price is the closing price of the Company's shares traded on the Stock Exchange of Thailand on March 26, 2002.

Summary Translation Letter

To The Stock Exchange of Thailand

Date March 26, 2002

SH 012/2002

Subject: Notification of the Resolutions of the Board of Directors' Meeting in respect to the issuance and offering of warrants to directors, employees and, advisors of the Company.

To: President

Stock Exchange of Thailand

The Board of Directors of Shin Corporation Public Company Limited (the "Company") at the meeting No. 2/2002 held on March 26, 2002 at 3.15 p.m. at the Board Room, 20th Floor, 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400, resolved the matters as follows:

1. Certified the Minutes of the Board of Directors' Meeting No.1 /2002 held on February 28, 2002;

2. Approved the issuance and offering of 29,000,000 warrants to directors, employees, and advisors whose are eligible to be allocated and the subrogated securities purchaser. The list of all directors to be allocated warrants and employees and advisors of the Company to be allocated warrants in the amount exceeding 5 percent of warrant to be issued and offered, is as follows:

Name	Number of Allocated Warrants	% of Total Warrants
1. Mr. Boonklee Plangsiri	12,426,200 Units	42.85
2. Dr. Dumrong Kasemset	3,244,500 Units	11.19
3. Mr. Somprasong Boonyachai	3,244,500 Units	11.19
4. Mrs. Siripen Sitasuwan	2,665,600 Units	9.19
5. Mr. Niwat Boonsong	1,980,800 Units	6.83
6. Mr. Arak Chonlatanon	1,520,700 Units	5.24
7. Mr. Sanchai Thiewprasertkul	868,800 Units	3.00
8. Mr. Tanadit Charoenchan	243,800 Units	0.84

3. Acknowledged the date of the issuance and offering the warrants to directors, employees and advisor of the Company determined by the Executive Committee as the resolutions of the shareholders' meeting of the Company. The issuance and offering the warrants shall be made on the day after the Board of Directors passes the resolutions, which is on March 26, 2002. Therefore, date of the issuance and offering the warrants is March 27, 2002 and the exercise price is the closing price of the Company's shares traded on the Stock Exchange of Thailand on March 26, 2002.

